Mail Stop 3010

May 11, 2009

Mr. Frits van Paasschen
Chief Executive Officer and Director
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

      Re: **Starwood Hotels & Resorts Worldwide, Inc.**
                Form 10-K for the Year Ended December 31, 2008
                Filed February 27, 2009
                File No. 1-07959

Dear Mr. van Paasschen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Daniel L. Gordon
                Branch Chief